AGREEMENT

This agreement (the "Agreement") is entered into by and between R Tucker & Associates, Inc. ("R Tucker"), a Colorado Corporation, and Tensleep Financial Corporation ("Financial"), a Colorado Corporation, on October 5, 2010.

RECITALS

 A. Financial received an assignment from R Tucker of a $400,000 interest in a Convertible Promissory Note executed by EPIC Corporation ("EPIC"), a Colorado Corporation, on January 4, 2008 in the amount of $500,000 (the "Note") on March 31, 2008.

 B. In Consideration of the assignment of the Note, Finanical executed a Convertible Promissory Note in the the amount of $400,000 ("Second Note").  The Second Note provides for interest payable quarterly at the rate of 10% per annum, and Financial has failed to pay any interest and there is now due interest for 2 and one/half years with interest due of $100,000 as of September 30, 2010 (the "Interest").

For the year ending September 30, 2010 R Tucker had performed consulting services for Financial in the amount of $30,000 (the "Consulting Fee").

CONSIDERATION

In consideration of the mutual promises of the parties, the above recitals, and the following terms and conditions, IT IS AGREED:

TERMS AND CONDITIONS

Financial agrees that it shall pay the Interest and Consulting Fee due to R Tucker by issuing to R Tucker 10,000,000 shares of Financial's common stock ("Shares").

 R Tucker agrees to accept the Shares in satisfaction of the Interest and Consulting Fee and does hereby assign all its rights, titles and interests to the Shares to EPIC Corporation in consideration of its agreement with Financial, as of the same date herein, to authorize the accrued interest in the amount of $100,000 to be added to the principal of EPIC's Note.

The parties have executed this agreement on the date hereof set forth.

Tensleep Financial Corporation

By: _______________________________
 Ronald S. Tucker, President

R Tucker & Associates, Inc.

By: _______________________________
 Ronald S. Tucker, President